FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 5, 2015

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CELLCOM ISRAEL ANNOUNCES PRIVATE
DEBENTURE EXCHANGE IN ISRAEL

Netanya, Israel – February 5, 2015 –Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following its previously announced public exchange offer of certain of the Company's debentures, which was completed on February 3, 2015, the Company accepted additional offers from certain institutional investors for a private exchange of NIS 95 million principal amount of the Company's series D debentures for approximately NIS 144 million principal amount of its series H debentures and NIS 35 million principal amount of its series E debentures for approximately NIS 43 million principal amount of its series I debentures, under the same terms of the public exchange offer (including an exchange ratio of NIS 1.52 principal amount of series H debentures for every NIS 1 principal amount of series D debentures and of NIS 1.23 principal amount of series I debentures for every 1 principal amount of series E debentures). The execution of the private exchange is subject to the receipt of the Tel Aviv Stock Exchange's approval.

    The offering described in this press release was made only in Israel and only to residents of Israel. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.010 million cellular subscribers (as at September 30, 2014)  with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 Generation and HSPA 3.5 Generation networks enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services and most recently – also television of the internet service in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	February 5, 2015	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary